Exhibit 99.1

September 2025 Investor Deck TOYO Co., Ltd (NASDAQ: TOYO)

Safe Harbor Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding the expected growth of TOYO Co . , Ltd (“TOYO”), the expected order delivery of TOYO, TOYO’s construction plan for manufacturing and TOYO’s strategies for building up an integrated value chain in the U . S . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOYO’s management and are not predictions or guarantees of actual performance or future results . These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward - looking statements . Although TOYO believes that it has a reasonable basis for each forward - looking statement contained in this presentation, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain . In addition, there are risks and uncertainties described in TOYO’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation under the heading “Risk Factors” in the prospectus included in the registration statement on Form F - 1 (File No . 333 - 283617 ) (the “Form F - 1 ”) . These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . TOYO cannot assure you that the forward - looking statements in this presentation will prove to be accurate . These forward - looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties described in TOYO’s filings with the SEC, including without limitation under the heading “Risk Factors” in the prospectus included in the Form F - 1 . There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In light of the significant uncertainties in these forward - looking statements, nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . The forward - looking statements in this presentation represent the views of TOYO as of the date of this presentation . Subsequent events and developments may cause those views to change . However, while TOYO may update these forward - looking statements in the future, there is no current intention to do so except to the extent required by applicable law . You should, therefore, not rely on these forward - looking statements as representing the views of TOYO as of any date subsequent to the date of this presentation . Except as may be required by law, TOYO does not undertake any duty to update these forward - looking statements . Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness or reasonableness of the information or the sources presented or contained herein . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction . 2

Powering the world with green, clean energy through high - quality solar solutions at a competitive scale and cost. 3

TOYO Solar at a Glance

Our Background	Non-FEOC* Solar Solutions Company	Manufacturing Footprint
Abalance **Tokyo Stock Exchange:** 3856.T **TOYO** is a NASDAQ-listed Solar Company majority owned by **Abalance—**a leading Japanese renewable energy solutions provider. VSUN Innovative & Smart **TOYO** was originally founded as a carve-out from Abalance's subsidiary **VSUN** to meet the needs of the U.S. market.	**2022** Founded in Vietnam **2024** Listed on Nasdaq as TOYO **6 GW^** Solar cell manufacturing capacity **1 GW** Solar module capacity (trial production) **3** Manufacturing bases	**2 GW** Solar cell facility in Vietnam catered for Non-U.S market **4 GW^^** Solar cell facility in Ethiopia commenced in April 2025 **1 GW** USA Module assembly facility in the Houston, Texas

*Non-FEOC: Refers to entities or operations that are *not classified as Foreign Entity of Concern (FEOC)* under applicable regulatory definitions (e.g., U.S. CHIPS Act).
^6GW includes 2 GW cell manufacturing capacity from Vietnam and 4 GW cell manufacturing capacity from Ethiopia
^^ First 2 GW in Ethiopia went into production in April 2025, the additional 2GW is expected to run in full capacity by October 2025

TOYO

Strategy for Vertical Integration & Expansion November 2022 TOYO Solar founded October 2024 Announced planned Ethiopian cell facility July 2024 Closed Business Combination and began trading on Nasdaq November 2024 Announced planned Texas Acquisition July 2025 Trial production at Texas Manufacturing Plant April 2025 Commenced 1 st 2GW Ethiopian Solar Cell Facility production November 2023 Completed first 2 GW phase of Vietnam factory TBD Ramp production to 8.5 GW modules, 8 GW cells, and 8 GW wafers Enhancing operational efficiencies through vertical integration of upstream wafer slicing production; midstream production of solar cells ; and downstream production of PV modules 2H 2025 VSUN brand transferred to TOYO 2022 2023 2024 2025 Beyond TBD Establish RCD center in the U.S. February 2024 Signed global OCI agreement 5 3Q 2025 2 nd 2GW line production begins at Ethiopian Solar Cell Facility

Strategic Realignment Unlocking Growth

Acquisition of VSUN Brand to Extend Integrated Value Chain

VSUN
Innovative & Smart

VSUN Co, has a track record of exponential growth & significant U.S. market share

One of the major solar module suppliers to US market

Revenues grew from $20 million to **$1.3** billion over seven years ($1.2B from U.S. market)

Trusted by leading North American solar developers

VSUN brand is well recognized in the market through the recent awards granted to VSUN Co as the following:

- **PVEL** "Top Performer" (2021-2025)
- **BloombergNEF (BNEF)** Tier 1 PV Module Manufacturer (Q1 & Q2 2025)
- **RETC "Overall Highest Achiever"** (2024&2025)
- **EcoVadis** Bronze Medal (2024)

Strategic Benefits of the VSUN Acquisition

Instant Brand & Market Access

Acquisition of VSUN delivers immediate entry to a well-established customer base, including top-tier U.S. utility-scale developers, and positions TOYO to meet surging “Made in USA” solar demand.

Accelerated U.S. Expansion

Strengthens TOYO’s U.S. market presence, complementing 6 GW solar cell capacity in Vietnam and Ethiopia with a domestic module assembly footprint.

Revenue & Market Share Growth

VSUN’s proven track record includes ~8 GW supplied to the U.S. utility-scale market since inception. The acquisition expands TOYO’s revenue potential and competitive position.

Synergies & Manufacturing Leadership –

Combines VSUN’s market credibility with TOYO’s world-class, non-Chinese N-type solar cell manufacturing — one of the largest globally — to enhance efficiency, scale, and cost competitiveness in a shifting policy landscape.

TOYO

TOYO To Leverage Established VSUN Brand and Sales Channel VSUN Recognition from Reputable Financial Institutions Selected Major VSUN Customers 7

TOYO’s Global Manufacturing Footprint 2 GW N - TYPE Cell Manufacturing in Vietnam Headquarters in Japan 1 GW Capacity Module Plant in Houston, Texas** * 2GW commenced production in April 2025, additional 2GW to reach full capacity in October 2025 * * First 1GW trial production has begun 4.0 GW Capacity Solar Cell Manufacturing Facility in Ethiopia* 8

Ethiopia’s N - Type Cell Line Poised to Hit 4 GW Annual Capacity TOYO’s state - of - the - art solar cell manufacturing facility in Ethiopia now fully allocated • Soon - to - be 4.0 GW annual solar cell production facility strategically located in Hawassa, Ethiopia. • Ethiopia offers favorable investment policies, competitive power rates and ample hydropower supply. • Initial 2GW commenced production in April 2025, additional 2 GW will reach full capacity in October 2025. • Confirmed orders covered Ethiopia’s production capacity through first half of 2026. Strategic Rationale • Enables us to rapidly scale up solar cell production to meet needs of planned module facility in the U.S. • Facility taking advantage of Ethiopia’s green power supply to advance TOYO’s goal of reducing its carbon footprint across the supply chain • Ethiopia is exempt from U.S. tariffs for bifacial solar cells • Diversifies supply chain Solar Cell Manufacturing Facility Asset to lease Hawassa, Ethiopia Location 336,063 Total facility size (sq ft) ~ 880 Expected job creation 2 GW (April 2025) 2 GW (October 2025) Solar cell production capacity (GW) Phase 1: Phase 2: 9

US Manufacturing Footprint TOYO acquired U.S. solar module manufacturing facility • 2.5 GW solar production facility in Texas • First 1 GW facility is now in trial production, and is expected to ramp up deliveries of solar modules by end of 2025 Strategic Rationale • Accelerates “Made in America” module production to meet client demand • New module facility expected to qualify for tax incentives of 7 cents per watt under Section 45X through 2030 Solar Plus Technology’s U.S. Solar Module Plant Asset acquisition Humble, TX Location 567,140 Total facility size (sq. ft.) 313,000 Phase 1 planned sq. ft. Phase 1: 1.0 Phase 2: 1.5 Solar module production capacity (GW) Trial production has begun in July 2025 Estimated start of production 10 *Solar Plus Technology Texas LLC has changed its name to TOYO Solar Texas LLC after acquisition

Rapid Growth in Shipments and Profitability 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 2023 2024 2025E GWs - 10,000 0 10,000 20,000 30,000 40,000 50,000 2023 2024 2025E $ in 000’s $3Gm - $45m Solar Cell Shipments Net Income* 11 • Does not include contribution of modules to be produced from U.S. facility • Net income in 2024 does not include a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares 4.2 - 4.4 GW

2025 Outlook  Solar cell shipments are expected to reach 4.2 - 4.4 GW , fueled by robust demand and new capacity from the Company's manufacturing facility in Ethiopia.  Solar cell manufacturing in Vietnam is expected to break even on the operating level.  First 1 GW solar module production in the Houston metropolitan area, Texas has commenced trial production and is expected ramp up deliveries of solar modules by the end of 2025.  Projected revenues in the range of approximately $375 million to $400 million , with projected net income between approximately $3G million and $45 million .

Track record of rapid growth & profitability as one of the leading non - FEOC solar solutions provider Leveraging established relationships with U.S. utility - scale customers 1 2 4 Investment Highlights 3 3 Proven manufacturing excellence delivers world - class technology at a highly competitive cost Rapidly expanding manufacturing footprint to meet customer demand in a dynamic policy environment 1 13

Proven N - Type Solar Cell Expertise TOYO owns one of the largest non - Chinese N - Type cell manufacturing bases in the world. TOYO combines rigorous quality standards with competitive pricing strategies, delivering premium products across worldwide markets. 1.6 GW shipped in first half of 2025 compared to 1.743 GW of TOYO cells shipped for the full fiscal year 2024. 14

Track Record of Scalable Manufacturing TOYO is dedicated to adhering to the highest standards of quality manufacturing, while ensuring its components are efficiently priced to remain competitive in all regions. World Class Globally Competitive Rapid Efficient Expansion Entrenched controls ensure top - tier quality and reliable metrics. Rapid expansion & continuous cost improvements in modules, cells, wafers. Competing with major global solar manufacturers. 15

16 Advanced Automation Standards Extensive use of robotics and Automated Guided Vehicles decreases labor content, allows faster expansion, reduces product defects, and mitigates risks from hiring and training laborers. Improves workplace safety Reduces utility costs Increases productivity Enhances consistency and reliability Reduces wage expenses Creates systems flexibility & adaptability 01 06 02 05 03 04 16

Accomplished engineers, Dr. Aihua Wang, Ph.D., the Chief Technical Officer, and Dr. Jianhua Zhao, Ph.D., as Chief Technical Advisor, lead the research and development efforts at TOYO. Dedicated to the research and development of higher efficiency and quality solar cells. TLM SEM PL Award Winning Solar R&D 2023 Winners of the Queen Elizabeth Award for Engineering Professor Andrew Blakers; Dr. Jianhua Zhao, Ph.D.; Dr. Aihua Wang, Ph.D.,; Professor Martin Green 17

Capturing Opportunities in the U.S. Solar Market Demand

Neutral Demand Outlook

- Projected solar installations for 2025 is appx. 48 GW
- Growth of AI, data centers, electric vehicles, and manufacturing drives demands on the grid, partially offset by labor shortages and interconnected delays
- High tariffs on Chinese suppliers creates an attractive domestic pricing environment

Constrained Domestic Supply

- Domestic production of solar cells and wafers is minimal
- Near term domestic cell production solar installations are projected to decline at ~7% from 2025 to 2027 and then increase by 3% between 2028 and 2030.
- Chinese manufacturers may exit U.S. manufacturing, anticipating additional policy restrictions

U.S. PV Installation Historical and Forecast by Segment: 2014 - 2030



Capacity (GWdc)
0
10
20
30
40
50
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Residential
Non-Residential
Utility

New U.S. Electricity-Generation Capacity Additions: 2010 – Q1 2025



Percent of Total Capacity Additions
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Solar
Storage
Wind
Coal
Natural Gas
Other

TOYO

Source: SEIA.org/research-resources/solar-market-insight-report-q2-2025/

18

Our Strategy in a Dynamic Policy Environment Anti - dumping (AD) and countervailing duties (CVD) investigations disrupted imports from SE Asia in 2H 2024 Balanced strategy for a range of policy outcomes Inflation Reduction Act (IRA) currently offers attractive incentives for U.S. - based module production • Anticipate that IRA incentives will be viewed as energy security issue • Incumbent domestic manufacturers would struggle to survive absent subsidies • TOYO Houston strategy expected to receive $0.07 per watt tax incentives under Section 45X (through 2030) • Individual AD rate for Vietnam is in the range of 54.46% - 271.28% and preliminary CVD is 2.85% • Redirected Vietnam cell capacity to serve non - U.S. high - growth markets, notably India and Taiwan • Supplying US market from Ethiopian 4 GW solar cell plant & other non - AD/CVD affected production lines Inflation Reduction Act Construct Incentive $12 / m 2 Wafer $0.04 / watt Cell $0.07 / watt Module 19

Committed to Environmental Stewardship TOYO is focused on further developing the clean energy industry, adhering to a responsible global supply chain strategy, and contributing to the sustainable development of human beings with more professional, efficient and cleaner products. Social Responsibility 100% Material Traceability 20

Summary Leveraging Established VSUN Brand & Sales Channel Substantial Market Opportunity Leading N - TYPE Technology Balanced Global Manufacturing Strategy Rapid Revenue Growth & Strong Margins

22 Appendix

Key Metrics 4 GW Manufacturing Capacity First Half 2025* 23 $139.1M Revenues 1.6 GW Solar cells shipped $3.5M Net Income attributable to TOYO Co., Ltd.’s shareholders *First half 2025 figures are unaudited and unreviewed

1H 2025 Financial Summary** (USD in millions, except per share amounts) 1H 2024 1H 2025 138.1 136.1 Revenues 26.7 23.1 Gross Profit 16.3% 16.6% Gross margin 4.2 13.4 Operating expenses 16.6 3.5 Net income attributable to TOYO Co., Ltd.’s shareholders $0.48 $0.10 Net diluted income per share* **Unaudited and unreviewed *The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

Reconciliation of Non - GAAP to GAAP Measures** (Stated in US dollars) 1H 2024 1H 2025 Reconciliation of non - GAAP net income from operations 16,550,448 2,501,736 Net (loss) income 11,655,486 13,825,303 Depreciation of property and equipment - 3,266,448 Income tax expenses 1,786,057 2,027,586 Interest expenses 32,664,661 21,651,076 EBITDA Adjustments - 1,341,764 Changes in fair value of contingent consideration* 32,664,661 22,662,870 Adjusted EBITDA **Unaudited and unreviewed * Changes in fair value of contingent consideration is related to changes in fair value of earn out shares

26 Appendix

UNAUDITED & UNREVIEWED CONSOLIDATED BALANCE SHEETS (Currency expressed in United States Dollars (“US$”), except for number of shares) June 30, 2025 (unaudited) December 31, 2024 June 30, 2025 (unaudited) December 31, 2024 ASSETS Current Assets Cash $ 28,192,265 $ 13,654,445 Restricted cash 1,876,423 1,878,267 Accounts receivable, net 12,153,726 6,913,996 Accounts receivable – a related party 4,460,162 11,840,648 392,249 8,977,670 Prepayments — 6,470,741 Prepayments – a related party 19,984,094 53,547,925 Inventories 725,130 2,198,093 Other current assets Total Current Assets 117,877,005 55,388,829 Non - current Assets Restricted cash, non - current 6,599,123 1,616,677 Long - term prepaid expenses 6,965,655 7,217,986 Deposits for property and equipment 16,373,814 9,716,009 Property and equipment, net 169,340,273 129,039,494 Right of use assets 35,830,986 36,627,800 Other non - current assets 636,494 192,905 184,410,871 Total Non - current Assets 235,746,345 Total Assets $ 353,623,350 $ 239,799,700 LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities Short - term bank borrowings $ 22,612,580 $ 16,126,730 Accounts payable 54,971,208 17,629,696 Contract liabilities 3,205,431 3,635,144 Contract liabilities – a related party 64,542,980 20,098,561 Income tax payable 3,157,686 781,238 Due to related parties 78,942,226 56,633,373 Other payable and accrued expenses 5,817,772 3,392,774 Lease liabilities, current 2,445,388 2,118,900 Contingent consideration payable (13,000,000 earnout shares subject to surrender and cancel as of December 31, 2024) — 4,617,000 Long - term bank borrowings, current portion 13,563,238 — Total Current Liabilities 249,258,509 125,033,416 Lease liabilities, non - current 34,122,050 34,327,142 Long - term bank borrowings, non - current portion — 20,999,733 Total Non - current Liabilities 34,122,050 55,326,875 180,360,291 Total Liabilities 282,380,559 Commitments and Contingencies (Note 16) Shareholders’ Equity Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 35,308,040 shares and 46,595,743 shares issued as of June 30, 2025 and December 31, 2024, and 35,308,040 shares outstanding as of June 30, 2025 and 33,595,743 shares outstanding (excluding 13,000,000 earnout shares subject to surrender and cancel) as of December 31, 2024, respectively)* 3,530 3,359 Additional paid - in capital 20,391,528 14,414,905 Retained earnings 53,783,497 50,316,486 Accumulated other comprehensive loss (7,169,938) (5,494,790) Total TOYO Co., Ltd. Shareholders’ Equity 67,008,617 59,239,960 Non controlling interest 3,234,174 199,449 $ 239,799,700 Total Liabilities and Equity $ 353,623,350 Total Equity 70,242,791 59,439,409 * The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1). The accompanying notes are an integral part of the unaudited condensed consolidated financial statements. * The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

UNAUDITED & UNREVIEWED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars ("US$"), except for number of shares)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Revenues from related parties	$ 25,085,549	$ 112,287,775
Revenues from third parties	114,019,674	25,790,220
Revenues	**139,105,223**	**138,077,995**
Cost of revenues – related parties	(17,983,523)	(84,435,258)
Cost of revenues – third parties	(98,037,375)	(26,995,841)
Cost of revenues	**(116,020,898)**	**(111,431,099)**
Gross profit	**23,084,325**	**26,646,896**
Operating expenses		
Selling and marketing expenses	(2,530,879)	(355,026)
General and administrative expenses	(10,878,506)	(3,836,158)
Total operating expenses	**(13,409,385)**	**(4,191,184)**
Income from operations	**9,674,940**	**22,455,712**
Other expenses, net		
Interest expenses, net	(1,777,036)	(1,767,661)
Other expenses, net	(757,926)	(1,137,603)
Changes in fair value of contingent consideration payable	(1,341,794)	—
Total other expenses, net	**(3,876,756)**	**(2,905,264)**
Income before income taxes	**5,798,184**	**19,550,448**
Income tax expenses	(3,296,448)	—
Net income	**2,501,736**	**19,550,448**
Less: net loss attributable to noncontrolling interests	(965,275)	—
Net income attributable to TOYO Co., Ltd.'s shareholders	**$ 3,467,011**	**$ 19,550,448**

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Other comprehensive loss		
Foreign currency translation adjustment	(1,675,148)	(3,046,730)
Comprehensive income	**826,588**	**16,503,718**
Less: net loss attributable to noncontrolling interests	(965,275)	—
Comprehensive income attributable to TOYO Co., Ltd.'s shareholders	**$ 1,791,863**	**$ 16,503,718**
Weighted average number of ordinary share outstanding – basic and diluted*	34,040,373	41,000,000
Earnings per share – basic and diluted*	$ 0.10	$ 0.48

* The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

UNAUDITED & UNREVIEWED CONSOLIDATED STATEMENTS CASH FLOWS (Currency expressed in United States Dollars (“US$”), except for number of shares) For the Six Months Ended June 30, 2025 2024 For the Six Months Ended June 30, 2025 2024 Net cash provided by operating activities $ 40,045,122 $ 21,798,732 Cash flows from investing activities: Purchase of property and equipment (47,128,016) (16,592,618) Advances made to a related party (67,393) — (16,592,618) (47,195,409) Net cash used in investing activities Cash flows from financing activities: 10,000 4,000,000 Capital injection from shareholders 34,680,563 22,755,361 Proceeds from short - term bank borrowings — (15,780,809) Repayment of short - term bank borrowings $ 44,386,823 Cash and restricted cash at end of period $ 36,667,811 $ 631,388 Cash paid for interest expense to a related party $ — Supplemental cash flow information for non - cash operating, investing and financing activities: Operating lease right - of - use assets obtained in exchange for operating lease liabilities $ 1,863,841 $ — Purchase of property, plant and equipment financed by accounts payable $ 19,328,018 $ 23,024,401 $ — Issuance of ordinary shares to settle contingent consideration payable $ 5,958,794 $ 700,000 $ — Payment of offering cost financed by other payable Reconciliation of cash and restricted cash to the consolidated balance sheets December 31, June 30, 2024 2025 $ 13,654,445 $ 28,192,265 Cash 11,363,413 — Proceeds from long - term bank borrowings 1,878,267 1,876,423 Restricted cash — (7,051,681) Repayment of long - term bank borrowings 1,616,677 6,599,123 Restricted cash, non - current 5,000,000 22,725,000 Proceeds from borrowings from a related party $ 17,149,389 $ 36,667,811 (27,992,018) — Repayment of borrowings to a related party (1,569,634) — Payments of offering costs 21,492,324 26,647,871 Net cash provided by financing activities (1,309,108) 20,838 Effect of exchange rate changes on cash and restricted cash 25,389,330 19,518,422 Net increase in cash and restricted cash 18,997,493 17,149,389 Cash and restricted cash at beginning of period Supplemental cash flow information $ 1,059,748 $ 748,698 Cash paid for interest expense to a bank $ — $ — Cash paid for income tax